ORTHOGONAL THINKER, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31. 2019

ASSETS

CURRENT ASSETS

CASH	$ 4,008,996.00
OFFICER LOANS	$ 705,269.00
RECEIVABLE - MAUI RAW	$ 75,971.00
RECEIVABLE - ENTITY FILING	$ 7,075.00
TOTAL CURRENT ASSETS	$ 4,797,311.00

NON-CURRENT ASSETS

FIXED ASSETS	$ 64,858.00
ACCUM DEPRECIATION	$ (2,476.00)
INTELLECTUAL PROPERTY	$ 25,000.00
INVESTMENTS	$ 393,834.00
TOTAL NON-CURRENT ASSETS	$ 481,216.00

TOTAL ASSETS	$ 5,278,527.00

LIABILITES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES

CURRENT PORTION OF NOTES	$ 20,107.00
TOTAL CURRENT LIABILITIES	$ 20,107.00

NON-CURRENT LIABILIITES

CONVERTIBLE NOTES PAYABLE	$ 5,801,259.00
NOTE PAYABLE -AUTO	$ 53,990.00
TOTAL NON-CURRENT LIABILITIES	$ 5,855,249.00

TOTAL LIABILITIES	$ 5,875,356.00

SHAREHOLDER EQUITY

COMMON STOCK	$ 74,045.00
10,000,000 shares authorized	
4,450,000 issued at $.01 par value	
320,000 issued at $.23 par value	
PREFERRED STOCK	$ 388,328.00
RETAINED EARNINGS	$ (1,059,202.00)
TOTAL SHAREHOLDER EQUITY	$ (596,829.00)

TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$ 5,278,527.00

ORTHOGONAL THINKER, INC
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2019

OPERATING INCOME

SALES	$ 14,301.00
COST OF GOODS SOLD	$ (8,801.00)

GROSS PROFIT	$ 5,500.00

OPERATING EXPENSE

GENERAL AND ADMINISTRATIVE	$ 117,642.00
RENT	$ 73,000.00
LEGAL EXPENSE	$ 22,431.00
AUTO LEASE AND EXPENSE	$ 23,432.00
PROFESSIONAL FEES	$ 42,210.00
ADVERTISING AND PROMOTION	$ 79,153.00
DEPRECIATION	$ 849.00
PRODUCT RESEARCH	$ 35,545.00
OFFICER SALARY	$ 201,500.00
CONSULTING	$ 93,643.00

	$ 689,405.00

NET INCOME FROM OPERATIONS	$ (683,905.00)

OTHER INCOME (EXPENSE)

OTHER INCOME	$ 536.00
INTEREST EXPENSE	$ (11,113.00)
FUNDRAISING COSTS	$ (10,167.00)

NET INCOME	$ (704,649.00)

Orthogonal Thinker, Inc
Consolidated Statement of Cash Flows
For the Year Ended December 31,2019

Cash Flows from Operating Activities

Net Income (Loss) for the Period	$ (704,649.00)	
Depreciation	$ 849.00	
Change in Officer Loan	$ (472,279.00)	
Change in Loan Receivable	$ (83,046.00)	
Net Cash Flows from Operations	$(1,259,125.00)	

Cash Flows from Investments

Purchase of Fixed Assets	$ (58,916.00)	
Change of Investments	$ (138,557.00)	
Change in Deposits	$ 10,000.00	
Net Cash Flow from Investments	$ (187,473.00)	

Cash Flow from Financing Activities

Change in Current Liabilities	$ 66,623.00	
Change in Convertible Notes Payable	$ 4,826,091.00	
Change in Notes Payable	$ 53,990.00	
Proceeds from the Issuance of Preferred Stock	$ 388,329.00	
Proceeds from the Issuance of Common Stock	$ 73,600.00	
Net Cash Flows from Financing Activities	$ 5,408,633.00	$ 3,962,035.00

Cash at Beginning of Period	$ 46,961.00	
Net Increase in Cash	$ 3,962,035.00	
Cash at End of Period	$ 4,008,996.00	

ORTHOGONAL THINKER, INC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2019

STARTING EQUITY	$ (354,107.00)
ISSUANCE OF COMMON STOCK	$ 73,600.00
ISSUANCE OF PREFERRED STOCK	$ 388,328.00
NET INCOME (LOSS)	$ (704,649.00)
ENDING EQUITY (DEFICIT)	$ (596,828.00)